

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 22, 2016

Billy D. Prim
Chairman and Chief Executive Officer
Primo Water Corporation
104 Cambridge Plaza Dr.
Winston-Salem, NC 27104

      Re: **Primo Water Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed March 16, 2015
             File No. 1-34850

      Dear Mr. Prim:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Jennifer Thompson

                       Jennifer Thompson
                       Accounting Branch Chief
                       Office of Consumer Products